Far East Energy Corporation

333 N. Sam Houston Parkway East

Suite 230

Houston, Texas 77060

November 5, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall

Karina V. Dorin

Timothy S. Levenberg

Re:	Far East Energy Corporation

Registration Statement on Form S-3

Filed August 13, 2013

File No. 333-190589

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 21, 2013

File No. 0-32455

Ladies and Gentlemen:

This letter is in response to your letter of September 4, 2013, relating to the above referenced registration statement (our “Registration Statement”) and Form 10-K of Far East Energy Corporation (the “Company,” “we” or “us”). To facilitate your review, we have repeated your comments in bold italics below followed immediately by our responses thereto.

Registration Statement on Form S-3

Undertakings, page 33

1.	Please be certain to include all the undertakings which Item 512(a) of Regulation S-K requires you to provide. For example, it appears that you omit the undertaking set forth in subsection (a)(5)(ii) of Item 512. Please revise accordingly.

We acknowledge your comment and have filed with the Securities and Exchange Commission (the “Commission”) a pre-effective amendment to our Registration Statement, including all undertakings required under Item 512(a) of Regulation S-K.

Exhibit 5.1

2.	It is not appropriate for counsel to include in its opinion assumptions that are overly broad, assume away the relevant issue, or assume the material facts underlying the opinion. For example, counsel should not assume that each of the warrants and the warrant agreements has been duly executed and delivered by the registrant and is validly and legally binding on the registrant. Please obtain from counsel and file a revised legal opinion which retains no such assumptions. See Sections II.A.2 and II.B.3.a. of Staff Legal Bulletin 19 (Corp. Fin.), October 14, 2011, which is available at www.sec.gov/interps/legal/cfslb19.htm.

In response to your comment, we have filed with the Commission a pre-effective amendment to our Registration Statement, which includes as Exhibit 5.1 a new opinion of counsel that addresses the foregoing comment.

United States Securities and Exchange Commission

November 5, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibits 31.1 and 31.2

3.	We note that the certifications filed as exhibits to your Form 10-K/A filed March 21, 2013, are materially incomplete, as both omit required paragraphs 4 and 5. Please file an amendment to your Form 10-K/A as filed March 21 that includes the entire periodic report and new, corrected certifications. Refer to Item 601(b)(31) of Regulation S-K.

We acknowledge your comment and have filed a revised Form 10-K/A for the fiscal year ended December 31, 2012 and attached as exhibits thereto certifications that include paragraphs 4 and 5 under Item 601(b)(31) of Regulation S-K.

*   *   *

In response to your request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare our Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our Registration Statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or require additional information, you may telephone or otherwise contact the undersigned (832-598-0470) or Amar Budarapu of Baker & McKenzie LLP (214-978-3060).

Sincerely,

Far East Energy Corporation

By:	/s/ Jennifer D. Whitley
Jennifer D. Whitley
Chief Financial Officer

cc:	Michael R. McElwrath, Chief Executive Officer

Amar Budarapu, Baker & McKenzie LLP

Aaron A. Scow, Baker & McKenzie LLP